Exhbit 99.1

ENTRÉE GOLD PROVIDES RESULTS OF AGM

Vancouver, B.C., June 29, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") provides the results of the Company’s Annual General Meeting ("AGM") held on June 29, 2015.

A total of 91,900,684 common shares, representing 62.51% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.  This demonstrates a high level of shareholder participation, and evidences strong support for the re-election of the Board’s nominees as directors.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated May 25, 2015, were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Rt. Hon. Lord Howard of Lympne	68,932,885	98.92	752,245	1.08
James Harris	68,878,612	98.84	806,518	1.16
Gregory Crowe	68,855,707	98.81	829,423	1.19
Mark Bailey	68,688,822	98.57	996,308	1.43
Alan Edwards	69,113,742	99.18	571,388	0.82
Gorden Glenn	68,828,214	98.77	856,916	1.23

Lindsay Bottomer did not stand for re-election at the AGM.  The Company thanks Mr. Bottomer for his years of service on Entrée’s Board of Directors and wishes him well in his future endeavours.

Shareholders also approved the re-appointment of Davidson & Company LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada and recently completed a pre-feasibility level drill program.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com